

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2020

Arik Maimon
Chief Executive Officer
Cuentas Inc.
19 W. Flagler Street, Suite 902
Miami, FL 33130

  Re: Cuentas Inc.
   Registration Statement on Form S-1
   Filed October 28, 2020
   File No. 333-249690

Dear Mr. Maimon:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Scott Anderegg at 202-551-3342 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services